FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities and Exchange Act of 1934

For the Month of October 2005

GRUPO CASA SABA, S.A. DE C.V.
(Translation of registrant's name into English)
Paseo de la Reforma, No. 215
Colonia Lomas de Chapultepec, C.P. 11000
Mexico, D.F.
Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F | X | Form 40-F | _ |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | _ | No | X |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                     GRUPO CASA SABA, S.A. DE C.V.

Date: October 24, 2005                            By: ________________________
                                                                           Name: Manuel Saba Ades
                                                                           Title: Chief Executive Officer

Grupo Casa Saba, S.A. de C.V.

Table of Contents                                                                                      Page

                3Q05 Earnings Release:                                                             3

October 24, 2005

3Q05 Earnings Release

Operating Income Rose 8.4% and Net Income Increased 4.5%

Financial Highlights:
(Figures in millions of pesos as of September 30, 2005. Variations are with respect to the same period of 2004 except where noted. Figures may vary due to rounding; b.p. refers to basis points.)

  Sales for the quarter reached $5,200.96 million, an increase of 4.31%
  Gross profit rose 4.64% compared to the third quarter of 2004
  The gross margin for the quarter was 9.49%, an increase of 3 b.p.
  Operating expenses for the quarter rose 2.69%
  Expenses as a percentage of sales declined 10 b.p. during the quarter
  Operating income increased 8.37%
  The operating margin rose 12 b.p. during the quarter to reach 3.38%
  The tax provision increased 33.30% during the quarter
  During the quarter net income grew 4.48% to reach $118.45 million.
  The Group did not have any cost-bearing liabilities as of the end of the quarter
  Cash and cash equivalents at the end of the quarter were $397.54 million, an increase of 59.58%

Mexico City, October 24, 2005. Grupo Casa Saba (“Saba”, “GCS,” “the Company” or “the Group”), Grupo Casa Saba, one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the third quarter of 2005.

TOTAL SALES

During the third quarter of the year, Grupo Casa Saba registered a 4.31% increase in sales, as a result of growth in all of the Group’s business divisions.

Government Pharma was the division that posted the largest sales gains, as a result of GCS’s efforts to increase its presence in various government institutions.

In general terms, Grupo Casa Saba maintained its profitable sales strategy. During the third quarter of the year, the Group re-incorporated into its catalog product lines that it had stopped distributing in previous quarters.

Our current product catalog, together with the positive performance of the private pharmaceutical products market, enabled the Group to register positive comparisons in our primary division, Private Pharma.

At Grupo Casa Saba, we will continue to work to improve the presence as well as the market share of the Group’s various divisions while, at the same time, seeking to improve our profitability levels.

SALES BY DIVISION:

PRIVATE PHARMA

During the third quarter of 2005, sales in the Private Pharma division rose 3.66% due primarily to the positive performance of the private pharmaceutical products market. It is important to note that, during this period, we incorporated product lines that we did not have in previous quarters, thus strengthening our product catalog.

The combination of a solid private pharmaceutical products market and a more attractive product catalog enabled this division to register positive comparisons versus the third quarter of 2004.

This division’s participation in total sales decreased 52 b.p. compared to the third quarter of 2004, to 82.48%. This decrease was the result of the significant sales growth in both our Government Pharma and Publications divisions.

GOVERNMENT PHARMA

Sales in Government Pharma, the division in which we have achieved a greater presence in state government health institutions as well as traditional government institutions, increased 27.39%. This increase was also the result of this division’s participation in the third party systems of government institutions.

Given the significant sales growth registered by this division, Government Pharma sales as a percentage of total sales went from 3.13% in 3Q04 to 3.82% in 3Q05.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

A greater demand for the health, beauty and food products that we offer in our catalog enabled this division to grow 1.08% versus the third quarter of 2004. In terms of this division’s sales, food product sales grew more than 6%, due to the incorporation of new product lines.

Given that this division’s growth was lower than that of the Group’s other divisions, its participation of total sales decreased 31 b.p. versus the third quarter of 2004 to 9.66%.

PUBLICATIONS

As a result of the solid editorial base with which our publications division, “Citem,” has been working, and which includes highly demanded titles with a significant presence within the market, sales in this division grew 8.73% compared to the third quarter of 2004.

Consequently, Citem’s sales as a percentage of the Group’s total sales for the quarter increased 16 b.p. to reach 4.04%.

                                            Division                                       % of Sales
                                    Private Pharma                                     82.48%
                               Government Pharma                                  3.82%
                 Health, Beauty, Consumer Goods,
                   General Merchandise and Other                           9.66%
                                       Publications                                         4.04%

                                           TOTAL                                           100.00%

GROSS PROFIT

The Group’s gross profit for the quarter increased 4.64%, which is closely in line with the sales growth, resulting in a 3 b.p. improvement in the gross margin. The positive performance of this line item reflects the Group’s strategies of operating competitively and with acceptable profitability levels, primarily in the distribution of private pharmaceutical products market.

OPERATING EXPENSES

Operating expenses as a percentage of total sales declined 10 b.p. during the third quarter of 2005 to 6.11%. This was the result of the Group’s permanent program to control and plan expenses, which includes the reengineering of delivery routes, vehicle controls, improving the efficiency of the distribution centers, etc…

In net terms, operating expenses for the third quarter of 2005 increased 2.69% to reach $317.78 million pesos.

OPERATING INCOME

The combination of the improvement in sales, the slight increase in the Group’s gross margin and the lower expense ratio resulted in an 8.37% increase in the Group’s operating income.

Consequently, the operating margin rose 12 b.p. to reach 3.38%.

COST-BEARING LIABILITIES AND CASH

The Group’s balance sheet remained free of cost-bearing liabilities at the end of the quarter due to the fact that the cash generated by our operations was sufficient to cover our working capital requirements during the period.

In addition, the generated cash enabled us to increase cash and cash equivalents 59.58% versus the third quarter of 2004. Total cash and cash equivalents was $397.54 million for 3Q05.

COMPREHENSIVE COST OF FINANCING

The Group’s financial structure, which remained free of cost-bearing liabilities and with more cash and cash equivalents, generated a decrease of 86.37% in the comprehensive cost of financing. The group obtained a substantial increase in interest gained while interest paid fell 66.08%. In addition, the costs associated with the monetary position decreased 40.36% while the Group benefited from an exchange rate gain of $0.54 million versus a loss of $0.35 million in 3Q04.

OTHER EXPENSES / INCOME

Other expenses/income for the third quarter decreased by 64.29% or $6.53 million.

TAX PROVISIONS

Tax provisions rose 33.30% during the quarter to reach $59.06 million. This increase was primarily due to fiscal changes that led to a gradual decline in deferred income taxes which, in turn, affected the income tax provision.

NET INCOME

Quarterly pre-tax income grew 12.58%. However, the higher income tax provision generated a 4.48% increase in net income for the period.

WORKING CAPITAL

During the third quarter of 2005, the Group continued to follow the policy of improving its accounts receivable that it established in previous quarters. As a result, our accounts receivable days were 55.8 days in 3Q05, slightly lower than the 56.8 days registered in 3Q04. Inventory days increased 1.5 days compared to the third quarter of 2004, to reach 45.1 days. This was due to purchasing opportunities within the market that justified the increase in our inventory levels. Finally, supplier days declined 6.2 days as a result of commercial negotiations that sought better conditions other than payment terms.

The 265.4 million shares issues by Grupo Casa Saba are listed on the Mexican Stock Exchange and in the form of ADRs on the New York Stock Exchange, both under the ticker symbol “SAB.” One ADR is equivalent to 10 common shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain themes discussed in this document constitute forward-looking statements. Said themes have risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                IR Communications:
Jorge Sanchez, IRO                                     Sandra Yatsko
+52 (55) 5284-6672                                     +52 (55) 5644-1247
jsanchez@casasaba.com                           sandra@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com